UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Results 1Q26 May 11, 2026 Telefônica Brasil S.A.Investor Relations Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2026, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. To access the spreadsheet containing the data available on our Investor Relations website, click here 1Q26 Highlights Postpaid Accesses 72.1mn +6.9% YoY 8.0mn +11.5% YoY R$15.5bn +7.4% YoY R$6.2bn +8.9% YoY We have set a new record in 1Q26 in terms of customer base, reaching 117.4 million accesses, up 1.1% YoY. In the mobile business, we concluded the quarter with 103.7 million accesses (+1.3% YoY), and 905 municipalities covered with 5G, +316 new cities versus 1Q25. In postpaid¹, we registered +3.5 million net additions YoY ending the period with a base of 51.6 million accesses, up +7.2% YoY. ARPU¹ achieved R$52.6, and churn¹ stood at historically low levels of 1.0%. In Fiber, we continue to grow both our footprint and penetration: in 1Q26, we reached 31.5 million homes passed (+6.2% YoY) and 8.0 million homes connected (+11.5% YoY), resulting in a +1.2 p.p. increase in take-up. Combined with this significant expansion, ARPU increased +0.8% QoQ, while churn remained at 1.5% for the quarter. Net revenue amounted to R$15,457.0 million, an increase of +7.4% YoY, driven by a growth in postpaid (+7.8% YoY), as well as FTTH (+9.3% YoY) and Corporate Data, ICT and Digital Services (+8.5% YoY) revenues, both supporting fixed revenues, up +5.1% YoY. The average monthly revenue per RGU² continues to grow. In the last 12 months, we achieved R$67.2 (+6.9% YoY), boosted by revenues from B2C connectivity (+5.0% YoY) and B2C new businesses (+31.5% YoY), reinforcing the appeal of our ecosystem of services that go beyond connectivity. EBITDA recorded an increase of +8.9% YoY in 1Q26, totaling R$6,209.3 million, with a margin of 40.2%, +0.5 p.p. YoY, while EBITDA AL³ expanded +9.7% YoY, with a margin of 31.1%, +0.6 p.p. YoY. In this quarter, Capex4 totaled R$2,047.5 million, an increase of +9.6% YoY, representing 13.2% of revenues, +0.3 p.p. YoY. Operating Cash Flow5 summed R$4,161.8 million, +8.5% YoY, resulting in a margin of 26.9% (+0.3 p.p. YoY). Net income6 for the period hit R$1,261.1 million, rising +19.2% YoY, the highest increase since 1Q24. Shareholder remuneration7 totaled R$6,990.0 million in the period committed for distribution, already surpassing FY2025 by +9.6%, of which R$2,990.0 million related to interest on equity declared in 2025 and R$4,000.0 million related to capital reduction8, with an additional R$890.0 million interest on equity declared YTD. This year, the Board of Directors approved a new Share Buyback Program in the amount of up to R$1.0 billion, to be repurchased until February 2027. We reaffirm our commitment to distribute at least 100% of FY2026 net income. 2 FTTH Accesses Total Revenues EBITDA 1Q26 Results 1. Excludes M2M and Dongles. 2. 56.6 million Revenue Generating Units (Taxpayer ID/CPFs). 3. AL means After Leases. More detail on page 18. 4. Does not include amounts related to IFRS 16 effects and licenses. 5. Operating Cash Flow is equal to EBITDA minus Capex ex-IFRS16 and ex-licenses. 6. Considers the net income attributed to Telefônica Brasil. 7. Considers the events paid from January 1, 2026, to May 11, 2026, except the capital reduction in 2026 that will be paid on July 14, 2026. 8. Subject to the 60-day opposition period from creditors. Highlights 1Q26 Results 3 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. AL means After Leases. More detail on page 18. 3. Net Income attributable to Telefônica Brasil. 4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. EPS for 2025 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More detail can be found in note 23.i) of the Financial Statements as of March 31, 2026. 5. Does not include amounts related to IFRS 16 effects and licenses. 6. Operating Cash Flow is equivalent to EBITDA less Capex ex-IFRS 16 and licenses. 7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex-IFRS 16 and licenses. 1Q26 Results 4 1. Postpaid revenue includes M2M, dongles, wholesale, and others. 2. Excludes M2M and Dongles. Mobile Business Mobile Service Revenue (MSR) increased by +6.6% YoY, supported by Postpaid Revenue1 (+7.8% YoY), that represents 86.6% (+1.0 p.p. YoY) of MSR. Our strategy remains successful as we continue to grow our postpaid customer base (+6.9% YoY), ending the quarter with 72.1 million accesses. This was fueled by significant migrations from prepaid to control, and from control to pure postpaid, as well as new customer acquisitions. Additionally, postpaid ARPU (excluding M2M and dongles) increased +0.8% YoY to R$52.6, reflecting an improved customer mix and service revenue dynamics. The Company achieved its highest annual growth in Handsets and Electronics Revenue (+26.6% YoY) since 2Q21. This increase was fueled by a more competitive portfolio, and a new go-to-market strategy that enhanced the availability of in-store devices, accessories, and electronics in general. In 1Q26, sales of 5G-compatible smartphones accounted for 97.2% of total units sold (+7.8 p.p. YoY). Prepaid Revenue continues to show sequential improvements in its YoY performance; in 1Q26, it posted a slight decrease of -1.0% YoY, reflecting the continued migration of customers to hybrid plans. This is the fourth consecutive improvement in YoY variation since 1Q25, when the business declined -11.4% YoY. This was driven by monetization initiatives, such as higher top-up frequency, leading to a +10.0% YoY ARPU increase. Mobile Access Million Postpaid Access Million Postpaid Churn² % Fixed Business FTTH Homes Passed Million Homes Connected Million Net Fixed Revenue increased +5.1% YoY, driven by FTTH (+9.3% YoY) and Corporate Data, ICT and Digital Services (+8.5% YoY) revenues. We reached 31.5 million homes passed with fiber (+6.2% YoY), expanding our coverage to +9 new cities YoY, ending the period with 453 cities and a +1.8 million households increase YoY. In 1Q26, homes connected reached 8.0 million accesses (+11.5% YoY), driving a +1.2 p.p. YoY increase in the take-up rate, that ended the quarter at 25.4%. Despite strong commercial activity, FTTH ARPU rose +0.8% QoQ to R$87.7 and FTTH churn remained flat YoY at 1.5%. Our convergent FTTH customer base comprises 5.1 million accesses, of which 3.6 million are via Vivo Total² (+32.6% YoY). This offer accounted for 83.2% of FTTH additions in our own physical stores in 1Q26, reinforcing the importance of convergence as a key growth lever. Vivo Total now represents 44.7% of all FTTH accesses (+7.1 p.p. YoY), clearly indicating significant potential for further expansion within the Company’s existing customer base. Corporate Data, ICT and Digital Services revenue grew by +8.5% YoY, totaling R$1,423 million in 1Q26, of which R$1,013 million from Fixed Digital B2B revenues (+14.8% YoY). 1Q26 Results 5 1. Other Fixed Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Vivo Total is our product that combines fiber and mobile in a single offering. We continue to advance in the development of a robust digital ecosystem, through strategic partnerships that strengthen our consolidation as a true hub of digital services. B2C B2B Vivo continues to consolidate its position as a comprehensive digital services hub for the B2B business, expanding its offering well beyond traditional connectivity. In 1Q26 LTM, digital services revenues reached R$5,401 million, up +23.8% YoY, accounting for 8.9% of total revenues (+1.2 p.p. YoY). Reflecting this momentum, the B2B increased its share to 22.6% of the Company’s total revenues (+1.0 p.p. YoY). Our partnership with São Martinho exemplifies ’ leadership in enabling data-driven, sustainable, and competitive agribusiness operations through tailor-made connectivity and IoT. 1. 56.6 million Revenue Generating Units (Taxpayer ID/CPFs). Digital B2B Revenues | R$ million Cloud IoT + Messaging Digital Solutions² Cybersecurity B2C Products & Services By integrating connectivity and digital services, B2C average monthly revenue per RGU¹ hit R$67.2 in 1Q26, +6.9% YoY. This performance reinforces Vivo’s ecosystem strategy, positioning the Company as a comprehensive service provider beyond traditional telecom services. Entertainment In content, Vivo provides customers access to leading music and video OTT platforms, with all services conveniently charged on the same bill as its other offerings, ensuring a integrated experience. LTM revenues reached R$835 million 1Q26 (+24.8% YoY), driven by a subscriber base of 4.4 million users, up +28.8% YoY. Financial Services Vivo Pay continues to be one of Vivo’s core growth engines, leveraging our digital ecosystem, customer base, data capabilities, and partnerships to expand credit, payment and protection solutions, such as personal loans, insurance, payroll-deductible credit, digital wallet, among others. Considering the last twelve months, revenues from financial services increased by +12.9% YoY, amounting to R$426 million. Since its Oct/20 launch, personal loan originations have totaled R$1.25 billion. In early 2026, Vivo launched a proprietary installment plan “crediário” expanding credit access and enabling a seamless in-store experience for customers purchasing handsets and electronics at all of our stores. Health and Wellness Vale Saúde operates as a healthcare services hub, providing customers with nationwide coverage through a monthly subscription model. Since its launch, the platform has reached 531 thousand subscriptions. Over the last twelve months, it facilitated 85 thousand consultations, exams, and procedures, and enabled the sale of 2.5 million discounted items at pharmacies, generating R$115 million in health and wellness revenues over the period (+67.7% YoY). Digital Business 2. Includes equipment. 1Q26 Results New Business revenues were reclassified to better reflect the nature of their perimeter: (i) within Video and Music OTTs, revenues from content contracted through the IPTV platform were excluded; and (ii) within Financial Services, revenues from Vivo Desconto and Conta Bônus are no longer considered. For reference, these items that are no longer reported under B2C digital services totaled R$605 million on an LTM basis as of 1Q26. 6 Costs 1Q26 Results 7 Services Costs of Services and Products Sold Products Sold Increase of +7.1% YoY, mainly reflecting growth-oriented Digital B2B and entertainment revenues. Supported by a more competitive portfolio, targeted initiatives, and enhanced in-store availability under a new go-to-market strategy in 1Q26. Cost of Services and Products Sold grew +12.3% YoY, driven by growth in digital services revenue and higher sales of handsets and electronics. +7.1% YoY | 11.0% of Revs (+0.0 p.p. YoY) +20.0% YoY | 8.3% of Revs (+0.9 p.p. YoY) Operating expenses rose 3.9% YoY, reflecting increased commercial activity. The growth was partially offset by capital gains from asset disposals associated with the former fixed voice concession. Costs from Operations 1Q26 Results 8 Payments received through Pix % Vivo App Users million 1. Amounts of asset sales are net of costs. Digitalization KPIs Commercial & Infrastructure: +3.8% YoY | 24.5% of Revs (-0.9 p.p. YoY) This cost item rose below inflation for the period, maintaining the trend for the fifth consecutive quarter. At the same time, we continue to assess opportunities to leverage AI across our operations to enhance the customer journey and support gains in operational productivity. Personnel: +7.7% YoY | 10.8% of Revs (+0.0 p.p. YoY) The evolution reflects annual salary adjustments and benefits, as well as a growth in our total workforce. General & Administrative: +6.9% YoY | 2.3% of Revs (+0.0 p.p. YoY) Growth was driven by higher expenses related to third-party and maintenance services, as well as other administrative costs. Provision for Bad Debt: +13.2% YoY | 2.8% of Revs (+0.1 p.p. YoY) In this quarter, PBD was impacted by a specific corporate client, with no increase in B2C business. Still, on an annual basis, its level remains aligned with our continued expansion, with the provision increasing by only +0.1 p.p. YoY as a percentage of Gross Revenues. Overall, PBD management continues to reflect the resilience and quality of our customer base, the essential nature of our services, and well-coordinated collection efforts. Other Operating Income (Expenses): -83.5% YoY | 0.1% of Revs (-0.7 p.p. YoY) In 1Q26, proceeds from the sale of concession-related assets totaled R$86 million¹ (entirely from copper), up from R$23 million in 1Q25. The ongoing sales ramp-up was temporarily interrupted in Mar/26 following an STF ruling on the taxation of scrap. With the enactment of Law No. 15,394 in Apr/26, sales were resumed. We remain committed to our R$4.5 billion of asset sales from the concession to authorization migration (R$3.0 billion in copper and R$1.5 billion in real estate), expected to accelerate in 2026–2027 and be completed in 2028. From EBITDA to Net Income 1Q26 Results 9 1. Considers the net income attributed to Telefônica Brasil. EBITDA to Net Income – 1Q26 R$ million Financial Results The financial result in 1Q26 totaled a net expense of R$720 million, representing a +26.6% YoY increase. This performance was primarily driven by: • Higher debt levels following the FiBrasil acquisition, reflecting both the cash disbursement related to the transaction and the consolidation of its 3rd debenture issuance; • An increase in lease liabilities, as the Company continues to invest in network quality and expansion. Net Income In 1Q26, Net Income¹ reached R$1,261.1 million, up +19.2% YoY, the highest increase since 1Q24, driven by business growth, which underpinned EBIT growth of +16.9% YoY. Depreciation and Amortization Depreciation and amortization increased by +4.5% versus the same period last year. Since 2Q25, PPA-related depreciation and amortization have declined due to the conclusion of the amortization of part of the intangible assets recognized in the GVT acquisition (approximately R$24 million per quarter). This reduction was partially offset by higher IFRS 16 depreciation, mainly reflecting the consolidation of FiBrasil’s assets and 5G-related investments. EBITDA EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for 1Q26 was R$6,209.3 million, an increase of +8.9% compared to 1Q25, with an EBITDA margin of 40.2%, +0.5 p.p. YoY. Capex 1Q26 Results 10 Free Cash Flow totaled R$2,199.9 million in 1Q26, increasing +3.6% YoY (+R$75.7 million), mainly driven by EBITDA growth, partially offset by higher tax payments and greater working capital consumption compared with 1Q25, which was impacted by nonrecurring events, such as the anticipation of payments in the prior year that resulted in a lower comparison base. 1. Does not include amounts related to IFRS 16 effects and licenses. Free Cash Flow Capex¹ totaled R$2,047.5 million in 1Q26, an increase of +9.6% YoY, accounting for 13.2% of Net Operating Revenue, +0.3 p.p. YoY, in line with 1Q25 and below our 2025 average, as we continue to pursue optimal Capex allocation. We continued to expand our 5G network, now live in 905 municipalities and covering 71% of the Brazilian population. Fiber remains a relevant growth driver, supported by investments in network expansion and customer connections, with homes passed and homes connected growing +6.2% YoY and +11.5% YoY, respectively. More than 75% of Capex is dedicated to strengthening both the mobile network and ongoing fiber expansion across 453 cities. Indebtedness 1Q26 Results 11 Loans, Financing and Debentures Net Debt | ex-IFRS 16 L.T. Debt Profile Considering Cash, Investments and Derivatives, the Company reported a net cash position of R$4,490.6 million as of March 31, 2026. Including the effects of IFRS 16 leases, net debt totaled R$10,541.6 million at the end of 1Q26. Gross debt (excluding IFRS 16 leases) totaled R$4,838.1 million at the end of 1Q26, representing a -1.5% QoQ reduction, mainly driven by regular amortizations across loans, financings and other liabilities, which more than offset the consolidation of FiBrasil’s debt during the period. As a result, net debt to EBITDA decreased from 0.5x in 1Q25 to 0.4x in 1Q26, underlining the ongoing strengthening of our balance sheet. Of the total gross debt, 99% is denominated in local currency and 1% in foreign currency. The Company’s foreign exchange exposure is fully hedged through derivative instruments. 1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná. More detail can be found in note 20 of the Financial Statements as of March 31, 2026. 2. Considers cash and cash equivalents and accounts receivable from FIDC Vivo Money. 3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2026, totaling R$7.2 billion. Share Performance (Base 100 on 03/31/2025) 90 100 110 120 130 140 150 160 170 180 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Aug-25 Sep-25 Oct-25 Nov-25 Dec-25 Jan-26 Feb-26 Mar-26 IBOV VIVT3 adjusted by dividends VIVT3 1. According to B3’s Negotiability Index as of April 2026. 2. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of March 31, 2026. Our capital stock is composed exclusively of common shares, with voting rights, listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV). Capital Markets 12 1Q26 Results VIVT3 is the 33rd most liquid stock on the Brazilian Stock Exchange, moving up seven positions compared to April 2025¹. The Company remains focused on consistent shareholder remuneration. For the 2024–2026 period, we reaffirm our commitment to distribute an amount equal to or greater than 100% of net income in each fiscal year, through dividends, interest on equity, capital reductions and share buyback programs. Shareholder Remuneration 1Q26 Results 13 Shareholder remuneration¹ totaled R$6,990.0 million in the period committed for distribution, already surpassing FY2025 by +9.6%, of which R$2,990.0 million related to interest on equity declared in 2025 and R$4,000.0 million to capital reduction². On February 20, 2026, the Company’s Board of Directors approved a new Share Buyback Program, with the aim of increasing shareholder value through the efficient use of available cash resources, optimizing the company's capital allocation. The maximum amount to be used will be up to R$1.0 billion to be repurchased until February 2027. On March 12, 2026, the Extraordinary Shareholders’ Meeting approved a R$4,000.0 million capital reduction, which remains subject to a 60-day creditor opposition period. The record date for shareholder ownership is May 22, 2026, and the funds will be paid in a single installment on July 14, 2026. For more information on Shareholder Remuneration, click here. For more information on Shareholder Remuneration, click here. This year, the Company has already approved R$890.0 million in IoC, with payments to be made by April 30, 2027: ▪ R$325 million in February; ▪ R$200 million in March; ▪ R$365 million in April; 1. Considers the date of payment, except the capital reduction in 2026 that will be paid on July 14, 2026. 2. Subject to the 60-day opposition period from creditors. Distribution to Shareholders¹ R$ million Share Buyback Capital Reduction IoC Environmental, Social and Governance Vivo’s ESG Strategy comprises over 100 indicators integrated into the Sustainability Plan (SP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The SP contains goals that contribute to the company's sustainable growth guided by ethics and integrity, aligned with Sustainable Development Goals (SDGs) and other relevant commitments on the topic. ESG Governance Third year as leader of the B3 Corporate Sustainability Index (ISE B3), achieving the top position among all sectors. Second consecutive year in the Dow Jones Best-in-Class World Index as the only Brazilian telecommunications company, and sixth year included in the S&P Global Sustainability Yearbook. Expansion of female representation on the Board of Directors, with 5 women out of 12 members, reaching 42% representation. ESG Recognitions: (i) Sector leader in the Merco ESG Responsibility Brazil 2025 ranking (Corporate Reputation Business Monitor), ranking 15th overall, an improvement of 11 positions versus 2024; (ii) Prime status from the ISS ESG rating agency, achieving a B score (scale ranging from D- to A+), positioning the Company among the sector leaders; (iii) 1st place at the ABRH “Ser Humano” Award, in the ESG category, with the “Mulheres de Fibra” program. Social “ Púrpura” reinforces commitment to employee well-being, by offering 24/7 healthcare services to more than 32 thousand employees and 50 thousand relatives. Patients are directed to digital medical platforms and benefit from a personalized care journey, with all services provided without co-payment. The Company also offers a mental health program, including free access to online therapy. Vivo is the winner of Anatel's 2026 Accessibility Ranking among the main telecommunications operators in Brazil. The evaluation considers a broad analysis, including accessibility in stores and digital channels, and initiatives beyond regulatory requirements. Environmental Vivo has joined two additional initiatives of the UN Global Compact - Brazil Network: “Impacto Amazônia” and “+Água”, strengthening environmental conservation and water security initiatives related to the Floresta Futuro Vivo project, which aims to restore and protect 800 hectares in the Amazon region. The Company is among those with the highest number of commitments in Brazil and supports six other Ambition 2030 initiatives. Leader in Climate Engagement with Suppliers: Vivo has been recognized as a leader in supplier climate engagement and has been featured for the sixth consecutive year on the CDP Supplier Engagement Assessment (SEA) A List. R$ 3.3 billion in revenue, over the last 12 months, generated from solutions that promote energy and climate efficiency, besides of contributing to limiting global temperature rise to 1.5°C. 14 1Q26 Results Operational Indicators 1Q26 Results 15 Mobile Business Fixed Business Income Statement 1Q26 Results 16 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Net Income attributable to Telefônica Brasil. 3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of March 31, 2026. Balance Sheet 1Q26 Results 17 Additional Information 1Q26 Results 18 EBITDA After Leases (IFRS 16) Depreciation and Amortization 1. Purchase Price Allocation Glossary 19 1Q26 Results Operational onthly average revenue per user, an indicator of customerrevenue.Customer cancellation rate during a given period. he lo er therate, the better the retention.Clients ho subscribe to both mobile and F H services, eitherthrough Vivo otal or on a standalone basis. ortable device that enables mobile internet access, usually via SB.Fiber optic technology that delivers internet connection directlyto the customer s residence, ensuring high speed and stability.Households that have effectively contracted and are using beroptic service.Number of households ith ber optic infrastructure availablefor service subscription.Set of technologies focused on digital communication andinformation management.Connectivity bet een physical ob ects and the internet,enabling automation and remote monitoring.Communication bet een devices ithout human intervention,common in Io solutions such as credit card points of sale oS . ifference bet een the number of ne activated accesses andcancellations during a given period.Content services such as video and music streaming deliveredover the internet. obile plan here the customer pays after usage, usually ithmonthly billing. lan here the customer ma es advance top ups to useservices.Convergent offering that combines ber and postpaid mobileservices into a single plan and bill. Glossary 1Q26 Results 20 Financial Funds invested in long term assets such as net or infrastructure, technology, and expansion. easures a company s operational earnings generation before interest, taxes, depreciation, and amortization. BI A ad usted for lease effects IF S 6 , providing a clearer vie of operational cash generation. Cash generated from operations after investments, lease payments, or ing capital, net nancial result and taxes, available for debt repayment, dividends, or reinvestment. otal nancial obligations of the company, not accounting for available cash. Financial instrument used to protect the company against exchange rate uctuations. ross debt minus cash and cash e uivalents. he company s total pro t after all expenses, interest and taxes. Accounting estimate of losses from delin uent customers, re ecting the company s credit policy. peration that reduces the number of shares in circulation, proportionally increasing their unit value ithout changing the total investment value. Value distributed to shareholders through dividends, interest on e uity, share buybac s, or capital reductions. e ects the company s commitment to value creation and investment attractiveness. peration that increases the number of shares in circulation, proportionally reducing their unit value to enhance li uidity. This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments. Results Call 21 1Q26 Results Date May 11th, 2026(Monday) Time 10:00 a.m.(Brasília time) 09:00 a.m.(New York time) Connection Live transmission in English Telefônica Brasil Investor Relations Team Av. Eng. Luis Carlos Berrini, 1376 18th Floor – Cidade Monções – SP 04571-000 ir.br@telefonica.com Information available on the website: ri.telefonica.com.br A replay of the conference call will be available after the end of the event, on our website Click here

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 11, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director